                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                                  ANNUAL REPORT

                            Pursuant to Section 15(d)
                   of the Securities and Exchange Act of 1934

           For the fiscal years ended December 31, 1993, 1994 and 1995


A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

                 HANOVER DIRECT, INC. SAVINGS & RETIREMENT PLAN
                            c/o HANOVER DIRECT, INC.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              HANOVER DIRECT, INC.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Hanover Direct, Inc. Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Hanover Direct, Inc. Savings and Retirement Plan (formerly The Horn & Hardart Company Savings Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the three years then ended. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the three years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules attached to the financial statements are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York                                           ARTHUR ANDERSEN LLP
June 27, 1996

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
              (FORMERLY THE HORN AND HARDART COMPANY SAVINGS PLAN)
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1994 AND 1995

                                                                          1994
                               FIXED      CONSERVATIVE    CAPITAL     CONSERVATIVE   BALANCED      HANOVER
                               INCOME         BOND         GROWTH        EQUITY        VALUE     DIRECT, INC.
                                FUND          FUND          FUND          FUND         FUND       STOCK FUND     COMBINED
                             ----------------------------------------------------------------------------------------------

ASSETS:
    Fund receivable          $  328,925   $    31,279    $   65,054   $    56,356    $  55,276   $     9,559    $   546,449
    Plan participant loan
      receivable                427,989                                                                             427,989
    Unallocated
      contributions              41,358         7,782        16,339        13,083       19,239         6,093        103,894
    Investment in Fixed
      Income Fund             3,834,203                                                                           3,834,203
    Investment in Bond
      Fund                                    582,898                                                               582,898
    Investment in Growth
      Fund                                                1,404,022                                               1,404,022
    Investment in Equity
      Fund                                                              1,289,586                                 1,289,586
    Investment in Balanced
      Value Fund                                                                     1,624,488                    1,624,488
    Investment in Hanover
      Direct Inc. Common
      Stock (at market)-
        Chemical Bank                                                                                 44,538         44,538
    Investment in Hanover
      Direct Inc. Common
      Stock (at market)-PW
      Trust                                                                                          839,506        839,506
                             ----------------------------------------------------------------------------------------------
        Total assets          4,632,475       621,959     1,485,415     1,359,025    1,699,003       899,696     10,697,573

LIABILITIES AND FUND
  BALANCE:
  Contributions payable
    to:
    Hanover Direct, Inc
      and Subsidiaries           28,206           858         3,219         1,665        3,828         2,305         40,081
    Participants                                                                                                     -
                             ----------------------------------------------------------------------------------------------
        Net assets
          available for
          benefits           $4,604,269   $   621,101    $1,482,196   $ 1,357,360    $1,695,175  $   897,391    $10,657,492
                             ----------------------------------------------------------------------------------------------
                             ----------------------------------------------------------------------------------------------

                                                                          1995
                               FIXED      CONSERVATIVE    CAPITAL     CONSERVATIVE    BALANCED      HANOVER
                               INCOME         BOND         GROWTH        EQUITY         VALUE      DIRECT, INC.
                                FUND          FUND          FUND          FUND          FUND       STOCK FUND     COMBINED
                             -----------------------------------------------------------------------------------------------

ASSETS:
    Fund receivable          $   40,474   $    13,984    $   45,556   $    34,818    $   33,862   $    11,521    $   180,215
    Plan participant loan
      receivable                425,939                                                                              425,939
    Unallocated
      contributions              16,613         6,975        22,534        18,380        20,669         6,045         91,216
    Investment in Fixed
      Income Fund             4,225,843                                                                            4,225,843
    Investment in Bond
      Fund                                    741,289                                                                741,289
    Investment in Growth
      Fund                                                2,140,680                                                2,140,680
    Investment in Equity
      Fund                                                              1,896,783                                  1,896,783
    Investment in Balanced
      Value Fund                                                                      2,322,203                    2,322,203
    Investment in Hanover
      Direct Inc. Common
      Stock (at market)-
        Chemical Bank                                                                                                 -
    Investment in Hanover
      Direct Inc. Common
      Stock (at market)-PW
      Trust                                                                                           416,849        416,849
                             -----------------------------------------------------------------------------------------------
        Total assets          4,708,869       762,248     2,208,770     1,949,981     2,376,734       434,415     12,441,017

LIABILITIES AND FUND
  BALANCE:
  Contributions payable
    to:
    Hanover Direct, Inc
      and Subsidiaries           10,985         5,532        18,638         6,499         8,302        14,020         63,976
    Participants                 29,439         4,753        18,147         6,830        13,222         5,328         77,719
                             -----------------------------------------------------------------------------------------------
        Net assets
          available for
          benefits           $4,668,445   $   751,963    $2,171,985   $ 1,936,652    $2,355,210   $   415,067    $12,299,322
                             -----------------------------------------------------------------------------------------------
                             -----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (FORMERLY THE HORN & HARDART COMPANY SAVINGS PLAN)
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                         1993
                                                                     PARTICIPANT
                                                                       DIRECTED
                                FIXED      CONSERVATIVE   CAPITAL    CONSERVATIVE    BALANCED      HANOVER
                               INCOME          BOND        GROWTH       EQUITY        VALUE      DIRECT, INC.
                                FUND           FUND         FUND         FUND          FUND       STOCK FUND     COMBINED
                             ----------------------------------------------------------------------------------------------

INCREASE IN NET ASSETS:
Interest income              $    73,172   $       139    $    275   $       275    $      313   $        101   $    74,275
Change in plan participant
    loan receivable              208,526                                                                            208,526
Contributions
  Participants                 2,057,907                                                                          2,057,907
  Hanover Direct, Inc. and
    subsidiaries (net of
    credited forfeitures
    of $0, $36,579 and
    $44,691 in 1993, 1994
    and 1995, respectively       428,289                                                                            428,289
Interfund transfers           (3,767,622)      493,687     934,526       968,591     1,246,768        124,050       --
                             -----------   ------------   --------   ------------   ----------   ------------   -----------
                              (1,281,426)      493,687     934,526       968,591     1,246,768        124,050     2,486,196
                             -----------   ------------   --------   ------------   ----------   ------------   -----------
        Total additions         (999,728)      493,826     934,801       968,866     1,247,081        124,151     2,768,997
DECREASE IN NET ASSETS:
Disbursements,
  withdrawals,
  terminations and
  administrative costs         1,200,843         4,126       9,389         9,273        12,488          3,083     1,239,202
Unallocated forfeitures           24,135           384         759           555           777          9,969        36,579
Change in contribution
  receivable rollover                                                                                               --
Net change in depreciation
  (appreciation) on fund
  investments                    (46,751)      (13,092)    (42,048)      (39,127)      (54,702)    (1,098,589)   (1,294,309)
                             -----------   ------------   --------   ------------   ----------   ------------   -----------
    Total deductions
      (additions)              1,178,227        (8,582)    (31,900)      (29,299)      (41,437)    (1,085,537)      (18,528)
                             -----------   ------------   --------   ------------   ----------   ------------   -----------
      Net increase
        (decrease)            (2,177,955)      502,408     966,701       998,165     1,288,518      1,209,688     2,787,525
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of
  year                         5,293,444       --            --          --             --            158,886     5,452,330
                             -----------   ------------   --------   ------------   ----------   ------------   -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year      $ 3,115,489   $   502,408    $966,701   $   998,165    $1,288,518   $  1,368,574   $ 8,239,855
                             -----------   ------------   --------   ------------   ----------   ------------   -----------
                             -----------   ------------   --------   ------------   ----------   ------------   -----------

                                                                           1994
                                                                       PARTICIPANT
                                                                         DIRECTED
                                FIXED      CONSERVATIVE    CAPITAL     CONSERVATIVE    BALANCED      HANOVER
                               INCOME          BOND         GROWTH        EQUITY        VALUE      DIRECT, INC.
                                FUND           FUND          FUND          FUND          FUND       STOCK FUND      COMBINED
                             -------------------------------------------------------------------------------------------------

INCREASE IN NET ASSETS:
Interest income              $     8,258   $       284    $      678   $       477    $      688   $        969   $     11,354
Change in plan participant
    loan receivable              219,463                                                                               219,463
Contributions
  Participants                 2,732,479                                                                             2,732,479
  Hanover Direct, Inc. and
    subsidiaries (net of
    credited forfeitures
    of $0, $36,579 and
    $44,691 in 1993, 1994
    and 1995, respectively       610,792                                                                               610,792
Interfund transfers           (1,403,579)      107,684       495,778       316,174       389,186         94,757        --
                             -----------   ------------   ----------   ------------   ----------   ------------   ------------
                               1,939,692       107,684       495,778       316,174       389,186         94,757      3,343,271
                             -----------   ------------   ----------   ------------   ----------   ------------   ------------
        Total additions        2,167,413       107,968       496,456       316,651       389,874         95,726      3,574,088
DECREASE IN NET ASSETS:
Disbursements,
  withdrawals,
  terminations and
  administrative costs         1,208,284         4,230        13,572        12,886        17,032            833      1,256,837
Unallocated forfeitures           17,142         1,211         3,828         1,665         3,219          2,305         29,370
Change in contribution
  receivable rollover           (346,412)      (23,321)      (52,789)      (42,377)      (36,076)        (4,966)      (505,941)
Net change in depreciation
  (appreciation) on fund
  investments                   (200,381)        7,155        16,350       (14,718)         (958)       568,737        376,185
                             -----------   ------------   ----------   ------------   ----------   ------------   ------------
    Total deductions
      (additions)                678,633       (10,725)      (19,039)      (42,544)      (16,783)       566,909      1,156,451
                             -----------   ------------   ----------   ------------   ----------   ------------   ------------
      Net increase
        (decrease)             1,488,780       118,693       515,495       359,195       406,657       (471,183)     2,417,637
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of
  year                         3,115,489       502,408       966,701       998,165     1,288,518      1,368,574      8,239,855
                             -----------   ------------   ----------   ------------   ----------   ------------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year      $ 4,604,269   $   621,101    $1,482,196   $ 1,357,360    $1,695,175   $    897,391   $ 10,657,492
                             -----------   ------------   ----------   ------------   ----------   ------------   ------------
                             -----------   ------------   ----------   ------------   ----------   ------------   ------------

                                                                           1995
                                                                       PARTICIPANT
                                                                         DIRECTED                   HANOVER
                                FIXED      CONSERVATIVE    CAPITAL     CONSERVATIVE    BALANCED     DIRECT,
                               INCOME          BOND         GROWTH        EQUITY        VALUE         INC.
                                FUND           FUND          FUND          FUND          FUND      STOCK FUND     COMBINED
                             -----------------------------------------------------------------------------------------------

INCREASE IN NET ASSETS:
Interest income              $     4,953   $       283    $      719   $       561    $      782   $   1,442    $      8,740
Change in plan participant
    loan receivable               (2,050)                                                                             (2,050)
Contributions
  Participants                 2,101,045                                                                           2,101,045
  Hanover Direct, Inc. and
    subsidiaries (net of
    credited forfeitures
    of $0, $36,579 and
    $44,691 in 1993, 1994
    and 1995, respectively       565,861                                                                             565,861
Interfund transfers             (814,105)       66,472       263,508       195,330       242,071      46,724         --
                             -----------   ------------   ----------   ------------   ----------   ----------   ------------
                               1,852,801        66,472       263,508       195,330       242,071      46,724       2,666,906
                             -----------   ------------   ----------   ------------   ----------   ----------   ------------
        Total additions        1,855,704        66,755       264,227       195,891       242,853      48,166       2,673,596
DECREASE IN NET ASSETS:
Disbursements,
  withdrawals,
  terminations and
  administrative costs         1,700,905         5,756        22,630        20,028        24,840      13,052       1,787,211
Unallocated forfeitures           10,985         2,829        18,638         6,499         5,571      14,020          58,542
Change in contribution
  receivable rollover            346,412        23,321        52,789        42,377        36,076       4,966         505,941
Net change in depreciation
  (appreciation) on fund
  investments                   (266,774)      (96,013)     (519,619)     (452,305)     (483,669)    498,452      (1,319,928)
                             -----------   ------------   ----------   ------------   ----------   ----------   ------------
    Total deductions
      (additions)              1,791,528       (64,107)     (425,562)     (383,401)     (417,182)    530,490       1,031,766
                             -----------   ------------   ----------   ------------   ----------   ----------   ------------
      Net increase
        (decrease)                64,176       130,862       689,789       579,292       660,035    (482,324)      1,641,830
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of
  year                         4,604,269       621,101     1,482,196     1,357,360     1,695,175     897,391      10,657,492
                             -----------   ------------   ----------   ------------   ----------   ----------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year      $ 4,668,445   $   751,963    $2,171,985   $ 1,936,652    $2,355,210   $ 415,067    $ 12,299,322
                             -----------   ------------   ----------   ------------   ----------   ----------   ------------
                             -----------   ------------   ----------   ------------   ----------   ----------   ------------
                             The accompanying notes are an integral part of these statements.

                              HANOVER DIRECT, INC.
                           SAVINGS AND RETIREMENT PLAN
               (formerly The Horn & Hardart Company Savings Plan)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 and 1995


NOTE 1.  DESCRIPTION OF THE PLAN

         The Hanover Direct, Inc. Savings and Retirement Plan (the "Plan"), formerly The Horn & Hardart Company Savings Plan, commenced April 1, 1983. Participation in the Plan is available to all eligible employees of Hanover Direct, Inc. and its subsidiaries (the "Company") that have attained the age of 21, have credit for not less than one year of service (1000 hours), and have applied for participation in the Plan.

         Participants whose annual base salary is under $66,000 may make pre-tax contributions of up to 10% of their total annual compensation ("Basic Contribution"). The Company matches one-third of these pre-tax contributions up to 6% of their total annual compensation ("Employer Contribution"). These same participants may contribute up to 10% of their total annual compensation on a voluntary basis ("Voluntary Contribution"). The Voluntary Contributions are not tax-deferred and must, therefore, be considered an after-tax contribution. Voluntary Contributions are not matched by the Company. The participants have the right to elect that contributions (Basic, Employer, and Voluntary Contributions) be allocated to any combination of six funds. The six funds are Fixed Income Fund, Hanover Direct, Inc. Stock Fund, which invests only in common stock of the Company, a party in interest, Conservative Bond Fund, Capital Growth Fund, Conservative Equity Fund, and a Balanced Value Fund.

         A participant whose total annual compensation is in excess of $66,000, or a highly compensated employee ("HCE"), is limited to pre-tax contributions of 4-1/2% of their total annual compensation. The Company matches one-third of these contributions. No Voluntary Contributions are permitted by an HCE.

         The maximum limitation on employee pre-tax contributions for 1995 and 1994 was $9,240. In 1995 the HCE maximum compensation limit for contributions was $150,000. The Plan elected to maintain a 4-1/2% maximum contribution level on HCE's, limiting this group to a maximum contribution of $6,750.

         There were 1,621, 2,086 and 1,706 participants in the Plan at December 31, 1993, 1994 and 1995, respectively.

         A participant will become 100% vested in the account value of the Employer's Contribution upon the earlier of: the completion of five calendar years of vesting service, retirement or termination after reaching age 62, death while an employee, or because of permanent disability. Participants are fully vested in their Basic Contributions immediately. A participant may elect to withdraw from his Voluntary Contribution account an amount not to exceed his vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Company's contribution for that particular year. Forfeitures of $29,370 from the 1994 Plan year were used to reduce Company contributions to participants in 1995. In 1995, forfeitures amounted to $74,215 of which $15,321 were used to reduce Company contributions for 1995. The remainder will be used to reduce Company contributions to participants in 1996.

         Participants are allowed to take out loans of up to 50% of their individual vested balance as of the most current Plan valuation. The minimum loan is $500 while the maximum is $50,000. The loans can be for a period between one to five years, in whole year increments, bearing a fixed rate of interest of the Prime Rate plus one percent, determined at the time of loan issuance. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

         The Plan participant loan receivable amounted to $425,939 and $427,989 at December 31, 1995 and 1994, respectively with interest rates ranging from 7% to 10% at the end of 1995.

         The Plan is administered by the 401-K Committee (the "Committee") which is comprised of two persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

         Administrative costs of the Plan are borne by the Plan and were, $94,981 and $63,712 in 1995 and 1994, respectively. These costs are included in disbursements, withdrawals, terminations and administrative costs.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

         Investments in the Company's common stock are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. Investments in the Fixed Income Fund, Conservative Bond Fund, Balanced Value Fund, Conservative Equity Fund, and Capital Growth Fund are stated at market value.

         The accompanying financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3.  INVESTMENTS

         In December 1992, the Company appointed Pain Webber Trust Company ("PWTC") as the Investment Advisor/Custodian of the Plan funds. Five funds plus Company stock were made available to all plan participants as investment options effective April 1, 1993.

         A brief description of the investment strategies of each funds is as follows: Contributions to the Conservative Bond Fund are invested in investment grade bonds and other fixed income securities. The fund may maintain a cash equivalent position not exceeding 25% of the Fund's total value. Balanced Value Fund contributions are invested in equity and fixed income securities. Contributions to the Conservative Equity Fund are invested in equity securities of conservative companies with medium to large market capitalizations. Contributions to the Capital Growth Fund are invested in the equity of companies. Contributions to the Hanover Direct, Inc. Stock Fund are invested in the common stock of the Company, a party in interest. As of December 31, 1994 and December 31, 1995, the stock fund held 242,669 and 254,915 shares respectively, at corresponding market values of $884,044 and $416,849. The stock price at June 18, 1996, was $1.75 per share. All contributions and distributions are made to/from the Fixed Income Fund. All of the above mentioned investments exceed 5% of the Plan's net assets available for benefits as of December 31, 1995 and December 31, 1994.

NOTE 4.  UNALLOCATED CONTRIBUTIONS

         The Unallocated contributions consist of employee and employer contributions that as of December 31, 1994 and December 31, 1995 have not been allocated to the proper participant elected funds. These amounts were invested in a money market fund earning interest until the allocations were made in the first quarter of 1995 and 1996, respectively.


NOTE 5.  FUND RECEIVABLE

         The Fund receivable consists of unallocated employee and employer contributions owed to the fund for 1994 and 1995. These amounts were received by the fund in 1995 and 1996, respectively, and then subsequently allocated among the proper funds.

NOTE 6.  CONTRIBUTION PAYABLE

          The December 31, 1994 contribution payable consisted of unvested Employer Contributions forfeited by terminated Plan participants and excess
Employer Contributions made by Hanover Direct, Inc. The forfeited amounts and the excess contribution were used to reduce the Company's contributions to participants in 1995. Some participants requesting loan withdrawals at the end of the 1994 plan year were not paid until 1995. These withdrawals amounted to $2,000.

         The December 31, 1995 contribution payable consists of unvested Employer Contributions forfeited by terminated plan participants and participant requested withdrawals not disbursed by the end of the plan year. The forfeited amounts will be used to reduce the Company's contributions to participants in 1996. The participant requested withdrawals included loan withdrawals which amounted to approximately $20,000. All requested withdrawals will be paid out to participants in 1996.

NOTE 7.  CHANGE IN CONTRIBUTION RECEIVABLE ROLLOVER

         During the 1994 Plan year, the Plan recorded a receivable of $505,941 due from the Tweeds, Inc. Profit sharing Plan (the "Tweeds Plan") (Tweeds, Inc. is a subsidiary of the Company which was acquired in September 1993). This receivable was recorded in anticipation of the rollover of assets from the Tweeds Plan based on the fair market value of the Tweeds Plan assets at December 31, 1994. During the 1991 Plan year, all of the assets of the Tweeds Plan which were held by MBL Life Assurance Corporation ( a Trustee of the Tweeds Plan) were placed into a frozen trust by the State of New Jersey Department of Insurance as a result of bankruptcy proceedings against the fund sponsor. The assets in the frozen trust have been guaranteed by a consortium of life insurance companies and state guaranty associations for a seven year rehabilitation period. In addition, the individual participants of Tweeds Plan may elect not to rollover their accounts into the Plan when assets are released from the frozen trust. Because of these uncertainties, the Plan removed this receivable from its assets during the 1995 Plan year. At such a time when the remaining assets of the Tweeds Plan are transferred to the Plan, they will be accounted for as a rollover contribution.

NOTE 8.  NET DEPRECIATION (APPRECIATION) ON FUND INVESTMENTS

         The net (appreciation)/depreciation on fund investments at December 31, 1995 and December 31, 1994 consists of unrealized (appreciation)/depreciation of approximately ($1,230,000) and $578,000 and an aggregate realized gain of approximately $90,000 and $202,000, respectively. The Plan sold investments during Plan years 1995 and 1994 with approximate aggregate costs of $1,362,000 and $965,000, resulting in aggregate proceeds of approximately $1,452,000 and $1,167,000 respectively. The realized gain/loss on the investments sold is the difference between the market value at the beginning of the Plan year (or on the purchase date if purchased during the Plan year) and the date of sale.

NOTE 9.  PLAN TERMINATION

         The Plan may be terminated at any time at the Company's sole discretion although the Company has not expressed any intention to do so currently. Upon termination, contributions by the Company and participants cease and all Company contributions which had been credited to each participants' account become fully vested immediately.

NOTE 10.  TAX STATUS

         The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of October 6, 1994 is qualified under Section 401(k) of the Internal Revenue Code and, accordingly, is exempt from federal income taxes. The Plan was amended and restated during the year ended December 31, 1989 to reflect the impact of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988. In the Committee's opinion, based on the advice of counsel, the Plan continues to be a qualified plan as defined by the Internal Revenue Code.

NOTE 11.  SUBSEQUENT EVENT

In November 1995, the Company appointed T. Rowe Price Retirement Plan Services, Inc. ("Price") as the new investment advisor/custodian of the Plan's funds. Five funds plus Company Stock were made available to all Plan participants as investment options effective April 1, 1996. On that date, the balances in the PWTC Funds were transferred to one or more of the new Price funds with the most similar investment objectives.

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



SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        HANOVER DIRECT, INC. SAVINGS &
                                                RETIREMENT PLAN




Date:  June 27, 1996                          s/Wayne P. Garten
                                              -----------------
                                                Wayne P. Garten
                                                Executive Vice President
                                                Chief Financial Officer





                                              s/Edward J. O'Brien
                                              -------------------
                                                Edward J. O'Brien
                                                Senior Vice President
                                                Treasurer and Secretary

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
                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
              (FORMERLY THE HORN AND HARDART COMPANY SAVINGS PLAN)
                               FORM 5500-ITEM 27A
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1995

                                                                                             CURRENT
                               DESCRIPTION                                     COST           VALUE
- -------------------------------------------------------------------------   --------------------------

Investment in Fixed Income Portfolio-
  Paine Webber Trust                                                        $ 3,748,454    $ 4,225,843
Investment in Conservative Bond Portfolio-Paine Webber Trust                    644,122        741,289
Investment in Capital Growth Portfolio-Paine Webber Trust                     1,613,792      2,140,680
Investment in Conservative Equity Portfolio-Paine Webber Trust                1,420,553      1,896,783
Investment in Balanced Value Portfolio-Paine Webber Trust                     1,813,338      2,322,203
Investment in Hanover Direct, Inc. Common Stock(1)                              691,256        416,849
Plan Participant Loan Receivable(2)                                             425,939        425,939
                                                                            -----------    -----------
Total assets held for investment purposes                                    10,357,454     12,169,586
                                                                            -----------    -----------
                                                                            -----------    -----------


(1) Represents party in interest.

(2) Terms of these loans generally range from 1 to 5 years and bear interest ranging from 7.0% to 10.0%.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
              (FORMERLY THE HORN AND HARDART COMPANY SAVINGS PLAN)
                               FORM 5500-ITEM 27D
                     SCHEDULE OF REPORTABLE TRANSACTIONS(1)
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                             SERIES OF TRANSACTIONS

    IDENTITY OF                                                                         EXPENSE
       PARTY                                       PURCHASE    SELLING    LEASE     INCURRED WITH                CURRENT     NET
      INVOLVED           DESCRIPTION               PRICE(2)    PRICE(2)   RENTAL     TRANSACTION       COST       VALUE     GAIN

- ------------------------------------------------   ------------------------------------------------------------------------------
Paine Webber     Investment in Fixed Income
  Trust            Portfolio                        $17.09      $ --       $ --       $--           $658,717    $658,717    $  --


Paine Webber     Investment in Fixed Income
  Trust            Portfolio                        $ --          17.34    $ --       $--            511,546     561,620     50,074


(1) Defined as five percent of Plan net assets at beginning of Plan year.

(2) Average price.



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